Contact

www.linkedin.com/in/dtogilvie
(LinkedIn)

Top Skills

Board Development

Community Development

University Lecturing

Certifications

Banish Your Inner Critic to Unleash
Creativity

Publications

Pathways to Retirement: A Career
Stage Analysis of Retirement Age
Expectations

The "Spin-out Entrepreneur":
employees' knowledge flow and
entrepreneurial opportunities

Boom or bust: demystifying Trump's
deplorable economics

Creativities:
The What, How, Where, Who and Why
the Creative Process. with C. Bilton
& S. Cummings

Dr. dt ogilvie

Author of Creativities: The What, How, Where, Who and Why of the
Creative Process. E.Elgar with C. Bilton & S. Cummings | Board
Member | Strategy & Entrepreneurship Professor | Keynote Speaker
| Advisor & Coach
Rochester, New York, United States

Experience

Rochester Institute of Technology - Saunders College of Business
Founder, Center for Urban Entrepreneurship
October 2012 - Present (12 years 6 months)

Saunders College of Business at RIT
12 years 8 months

Professor of Urban Entrepreneurship & Economic Development
August 2012 - Present (12 years 8 months)

Distinguished Professor of Urban Entrepreneurship
July 2014 - April 2020 (5 years 10 months)

Chair, Board of Advisors, Center for Urban Entrepreneurship (CUE) at
Saunders College of Business at
July 2014 - September 2017 (3 years 3 months)

ogilvie & Associates LLC
Chief Executive Officer
October 1995 - Present (29 years 6 months)

We do management consulting on business strategy issues; professional

training on increasing creativity and intellectual capital; writing effective

resumes; job search skills and techniques - i.e., the strategic management of

doing your own job search; communicating effectively in the workplace (for

women)

City of Rochester
Senior Advisor to Mayor Malik D. Evans on Economic Development &
Urban Entrepreneurship
January 2022 - May 2022 (5 months)

City of Rochester
Senior Advisor to Rochester Mayor Lovely A. Warren on Economic
Development & Urban Entrepreneurship

May 2019 - November 2021 (2 years 7 months)
Rochester, New York Metropolitan Area

Rochester Institute of Technology
Dean, Saunders College of Business
August 2012 - June 2014 (1 year 11 months)
Rochester, NY

Rutgers University
Professor of Business Strategy & Urban Entrepreneurship
2011 - August 2012 (1 year)

I teach Creativity, Innovation, & Entrepreneurship; Doing Business in China;
DBI in other countries; the PhD Seminar in Entrepreneurship

Rutgers Business School
18 years

Founding Director, The Center for Urban Entrepreneurship & Economic
Development (CUEED)
April 2008 - August 2012 (4 years 5 months)

Established in spring 2008, the mission of The Center for Urban
Entrepreneurship & Economic Development (CUEED) at Rutgers Business
School (Rutgers, The State University of New Jersey) is to build a world-class
research-driven, teaching and practitioner-oriented urban entrepreneurship
and economic development program that will transform the economy of the
City of Newark, New Jersey, and other urban centers; create wealth in urban
communities; and be a model for all urban universities.

www.business.rutgers.edu/CUEED

Founding Director, Scholars Training and Enrichment Program (STEP)
2007 - August 2012 (5 years)

The Scholars Training and Enrichment Program (STEP) assists high school
graduates from all over the state who will matriculate to the Newark campus
of Rutgers Business School (RBS). The purpose of STEP is to enhance racial
and ethnic minority high school graduates' success toward getting an RBS
undergraduate degree.

www.business.rutgers.edu/STEP

Associate Professor of Business Strategy
July 2000 - 2011 (11 years)

I teach business strategy, creativity in business, executive leadership, and international negotiations

Assistant Professor
1994 - June 2000 (6 years)
I teach business strategy and creativity

national black mba association
member, Board of Directors
1988 - December 2009 (21 years)
Member since 1988: BOD January 1, 2001-December 31, 2009; NBMBAA is a great organization that has made a difference in many people's lives, including my own.

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Education

The University of Texas at Austin
Doctor of Philosophy (PhD), Strategic Management, Business
Strategy · (1988 - 1994)

Southern Methodist University - Cox School of Business
Executive MBA, Business Strategy, International Business
Strategy · (1984 - 1986)